ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

October 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission Division of Investment Management 100 F. Street, NE Washington, DC 20549 Attn: Ms. Lauren Hamilton, Staff Accountant

Re:	Versus Capital Multi-Manager Real Estate Income Fund LLC (File No. 811-22534) (“VCMIX”) and Versus Capital Real Assets Fund LLC (File No. 811-23201) (“VCRRX”) (each a “Fund” and together, the “Funds”)

Ladies and Gentlemen:

On September 15, 2021, Ms. Lauren Hamilton (the “Staff Reviewer”) of the accounting staff of the Securities and Exchange Commission (the “Staff”) provided oral comments to Brian Petersen of Versus Capital Advisors LLC (“Versus”) and Sarah Clinton and Benjamin Ruano of Ropes & Gray LLP in connection with the Staff’s review, pursuant to the Sarbanes-Oxley Act of 2002, of each Fund’s annual report to shareholders for the fiscal year ended March 31, 2021, filed under the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-CSR on June 3, 2021 (each, an “Annual Report” and together, the “Annual Reports”).  In connection with the Staff’s review of the Annual Reports, the Staff also referenced (i) Post-Effective Amendment No. 3 to VCMIX’s registration statement filed on Form N-2 on May 28, 2021 (the “VCMIX 486(a) Amendment”); (ii) Post-Effective Amendment No. 2 to VCRRX’s registration statement filed on Form N-2 on July 27, 2020 (the “VCRRX 486(b) Amendment”); and (iii) each Fund’s annual report, for the fiscal year ended March 31, 2021, filed on Form N-CEN on June 9, 2021 (“Form N-CEN”).

The Staff Reviewer requested that responses to the comments be provided via EDGAR correspondence. Accordingly, the responses to the Staff Reviewer’s comments are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Annual Reports.

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1.
Comment: Please confirm whether each Fund that invests in other investment companies has disclosed separately in the Statement of Operations section of the Annual Reports the distributions of realized gains by other investment companies.  Please see Regulation S-X 6-07.7(b).

Response:  During the reporting period, the Funds each invested in certain other investment companies, including money market funds. In addition, the Funds each invested in private investment funds. The Funds confirm that, in future shareholder reports, they will disclose separately in the Statement of Operations the distributions of realized gains by such other investment companies and private investment funds to the extent that the distributions of realized gains have been reported by the distributing entities or are otherwise known by the Funds.

2.
Comment: With respect to VCMIX’s Annual Report, the Staff notes that under Note 4 to the Financial Statements, titled “Fees and Other Transactions with Affiliates,” states that the “[f]ees paid to the Sub-Advisers are based on the average net assets that they manage at an annual rate between 0.50% and 1.00%.”  However, disclosure in the 486(a) Amendment indicates that Security Capital Research & Management Incorporated, a sub-adviser to the Fund (“Security Capital”), has a sliding scale fee ranging from 1.00% down to 0.45% based on assets under management.  Please supplementally explain the discrepancy and correct in the financial statements going forward.

Response:  The Fund confirms that the disclosure in Note 4 to the Financial Statements in VCMIX’s Annual Report was accurate as of the end of the March 31, 2021 reporting period.  Subsequently, Versus negotiated, on behalf of VCMIX, an additional breakpoint in the fees to be paid to Security Capital by VCMIX. The amendment to the Investment Sub-Advisory Agreement reflecting this change (with a sliding scale fee that ranges from 1.00% down to 0.45%) went into effect on June 1, 2021.  The Fund confirms that the revised sub-advisory fee information will be reflected in VCMIX’s future shareholder reports.

3.
Comment: The Staff notes that disclosure in the VCRRX 486(b) Amendment, under the sub-section titled “Private Funds, Sub-REITs, Real Asset Securities and Private Debt”, states that “[t]he total investment by the Fund in the Sub-REITs, together with the Fund’s investments in the closed-end Private Funds that have targeted capital raises, investment lock-up periods, and expected fund life terms, shall not exceed 25% of the Fund’s total assets.” The Staff further notes that disclosure in VCRRX’s Annual Report under Note 10 to the Financial Statements, titled “Restricted Securities,” details the lock-up periods for multiple private funds.  Please confirm that such amounts do not exceed the 25% threshold detailed in the 486(b) Amendment.

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Response:  The Fund confirms that not all of the Restricted Securities listed in VCRRX’s Annual Report represent investments in closed-end Private Funds with targeted capital raises, investment lock-up periods, and expected fund life terms. The only such closed-end Private Fund held at March 31, 2021 was AMP Capital Infrastructure Debt Fund III, as disclosed per footnote (f) to the table showing restricted securities in Note 10 to the Financial Statements, which represented 1.2% of VCRRX’s net assets.  As such, the Fund confirms that the amount invested in these types of closed-end Private Funds, together with the investments in the Sub-REITs, do not exceed 25% of the Fund’s total assets.

4.
Comment: With respect to VCRRX’s Level 3 securities, on a prospective basis, please include a narrative description in the shareholder reports of the sensitivity of the fair value measurements to changes in unobservable inputs if a change in those inputs to a different amount might result in a significantly higher or lower fair value measurement. Please see ASC 820-10-50-2(g).

Response: The Funds note the requirement in the revised Accounting Standards Update (“ASU”) No. 2018-13 that, for recurring fair value measurements categorized within Level 3, the Funds should include a narrative description of “the uncertainty of the fair value measurement from the use of significant unobservable inputs if those inputs reasonably could have been different at the reporting date,” including, for example, “how a change in those significant unobservable inputs to a different amount might result in a significantly higher or lower fair value measurement at the reporting date.” The Funds confirm that they will include, as applicable, this narrative description in future shareholder reports.

5.
Comment: The Staff notes that, in its Form N-CEN, each Fund indicated a “Yes” response to Item B.20, titled “Change in Valuation Methods,” with respect to whether there was a change in valuation methods during the period ended March 31, 2021. The date of the relevant change was April 20, 2020, and disclosure indicates that, for international equities, fair value pricing was implemented with a zero trigger and 75% confidence level.  Please supplementally explain why changes in valuation techniques used by the Funds were effected and the reasons for those changes not being adequately disclosed in the Notes to the Financial Statements of the Annual Reports.  Please see ASC 820-10-50-2(bbb).

Response: The Funds note that the change in valuation methods with respect to the Funds’ international equities was implemented to enhance the assessment of whether closing prices of securities that trade on non-U.S. exchanges are representative of the current market values of those securities at the time of a Fund’s net asset value (“NAV”) calculation. Given the general lack of materiality resulting from the application of such assessments, the Funds did not consider the change significant enough to disclose in the Notes to the Financial Statements.  However, the Funds confirm that, in future shareholder reports, the Funds will disclose changes in valuation approach or technique pursuant to ASC 820-10-50-2(bbb).

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6.
Comment: Please confirm that the unfunded equity commitments disclosed in the Annual Reports for the Funds are fair valued. In addition, please explain why the Funds did not include disclosures regarding the nature and risks of the unfunded equity commitments, including whether, if such investments are sold, it is probable that they will be sold at amounts different from net asset value per share.  Please see ASC 820-10-50-6A and the minutes of the January 2006 AICPA Expert Panel Meeting discussion.

Response: The Funds submit that the unfunded equity commitments disclosed in the Annual Reports are expected to be funded at future dates based upon capital calls from the respective private investment funds at each such underlying fund’s then current net asset value.  Therefore, no unrealized gain or loss is expected to be recognized by the Funds upon funding and the related fair value is assessed as zero.  If such circumstances remain applicable in future shareholder reports, the Funds confirm that they will include disclosure that provides that the amounts of the unfunded commitments approximate their fair values. The Funds further confirm that they will include disclosure in future shareholder reports regarding the nature and risks of the unfunded equity commitments.

7.
Comment: In future shareholder reports for each Fund, please include a statement that additional information about the trustees is available in the Fund’s Statement of Additional Information. Form N-2, Instruction 24(f) of Item 24.

Response: The Funds confirm that they will include, in future shareholder reports, a statement that additional information about the trustees is available in the Fund’s Statement of Additional Information.

* * * * *

Sincerely,

/s/ Sarah Clinton
Sarah Clinton

cc:	Brian Petersen, Versus Capital Advisors LLC
Steve Andersen, Versus Capital Advisors LLC